CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. 10)

                         ESC Medical Systems Ltd.
         ----------------------------------------------------------
                            (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
         ----------------------------------------------------------
                     (Title of Class of Securities)

                                 M40868107
         ----------------------------------------------------------
                            (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                           Anchorage, Alaska 99501
                                 (907) 278-2277
          ----------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                                 May 27, 1999
         -----------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /



 CUSIP No. M40868107           13D
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      This Amendment No. 10 (the "Amendment") amends and supplements the
 Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, and Amendment No. 9, dated May 20, 1999 (the "Original
 Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard
 J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           In an effort to reach a compromise with respect to the pending proxy contest for removal of certain directors of the Company, on May 27, 1999, Messrs. Genger and Gottstein sent a letter to Shimon Eckhouse, Chairman of the Board, President and Chief Executive Officer of the Company. As stated in the letter (a copy of which is attached hereto as Exhibit 21), Messrs. Genger and Gottstein made the following compromise proposal to Dr. Eckhouse: (1) fix the Board size at eleven members, (2) remove two current management directors from the Board, (3) add the three individuals from our six nominees not affiliated with either of us whom Eckhouse had conceded would be acceptable additions to the Board, and (4) immediately after the events in clauses (2) and (3) have occurred, the newly constituted Board would identify and add two additional individuals to the Board, who have no prior business or family affiliation with Messrs. Genger and Gottstein, any current Board member or any current member of management. In the event that two-thirds of the Board (with Dr. Eckhouse abstaining) is unable to agree upon the addition of two such individuals by June 7, 1999, ESC shareholders would be entitled to select the two additional directors from a list of four nominees two nominated by the Company and two nominated by Messrs. Genger and Gottstein at the meeting to be held on June 23, 1999. Messrs. Genger and Gottstein are awaiting a final reply from the Company.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.




 CUSIP No. M40868107           13D
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 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 21: Letter, dated May 27, 1999, from Messrs. Genger and Gottstein to Dr. Eckhouse






 CUSIP No. M40868107           13D
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                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 1, 1999


                               /s/ Barnard J. Gottstein
                               -----------------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of the
                               Barnard J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                               /s/ Barnard J. Gottstein
                               ---------------------------------------
                               Barnard J. Gottstein
                               Trustee





 EXHIBIT INDEX

 Exhibit
 Number                          Title                             Page

 21             Letter, dated May 27, 1999, from
                Messrs. Genger and Gottstein to Dr. Eckhouse        6